EXHIBIT 12

DEAN HOLDING COMPANY

      Computation of Ratio of Earnings to Fixed charges for the Years Ended December 31, 2003 and 2002 and the Period from May 28, 2001 to December 31, 2001 and the Fiscal Years Ended May 2001, 2000 and 1999

	Successor		Predecessor

	Year Ended		Period from
	December 31,		May 28, 2001 to	Fiscal Year Ended May
			December 31,
	2003	2002	2001	2001	2000	1999

Income from continuing operations before taxes	255,227	241,548	36,501	110,550	135,810	94,945

Fixed charges:
Interest expense	55,183	56,287	38,655	74,053	50,147	39,098
Portion of rentals (33%)	13,700	13,645	8,963	14,924	14,181	12,488
Capitalized interest	520

Total fixed charges	69,403	69,932	47,618	88,977	64,328	51,586

Earnings from continuing operations before taxes and fixed charges less capitalized interest	324,110	311,480	84,119	199,527	200,138	146,531

Ratio of earnings to fixed charges	4.67	4.45	1.77	2.24	3.11	2.84